As filed with the Securities and Exchange Commission on October 23, 2009

Registration No. 333-160477

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Vantage Drilling Company

(Exact name of registrant as specified in its charter)

Cayman Islands	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

777 Post Oak Boulevard, Suite 610

Houston, Texas, 77056

(281) 404-4709

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Chris E. Celano

Vice President and General Counsel

777 Post Oak Boulevard, Suite 610

Houston, Texas 77056

(281) 404-4709

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy To:

Bryan K. Brown

Porter & Hedges LLP

RRI Energy Plaza

1000 Main Street, 36th Floor

Houston, Texas 77002

(713) 226-0600

Facsimile: (713) 226-6291

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

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If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐                          Accelerated filer  ☒                          Non-accelerated filer  ☐                                Smaller  reporting company  ☐

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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SHAREHOLDERS NAMED IN THIS PROSPECTUS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND NEITHER WE NOR THE SELLING SHAREHOLDERS NAMED IN THIS PROSPECTUS ARE SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED OCTOBER 23, 2009

PROSPECTUS

Vantage Drilling Company

18,140,964

Ordinary Shares

The selling shareholders listed in this prospectus are offering for sale up to 18,140,964 of our ordinary shares, including 371,429 ordinary shares issuable upon the exercise of a warrant.

We will not receive any proceeds from the sale of ordinary shares by the selling shareholders. We will receive proceeds from the exercise of the warrant, if and when it is exercised. We are registering the offer and sale of these shares pursuant to certain registration rights granted to the selling shareholders. We will pay the expenses incurred in connection with the registration of the shares. The selling shareholders will pay any underwriting fees, discounts, concessions, or brokerage commissions associated with the sale of their ordinary shares.

Each of the selling shareholders will determine when it will sell its shares, and in all cases will sell its shares at the current market price or at negotiated prices at the time of the sale. Securities laws and Securities and Exchange Commission regulations may require the selling shareholder to deliver this prospectus to purchasers when it resells its ordinary shares.

Our ordinary shares are currently traded on the NYSE Amex under the symbol “VTG.” As of October 21, 2009, the closing sale price of our ordinary shares was $1.98.

Investing in our securities involves a high degree of risk. See “Risk Factors” for a discussion of information that should be considered before purchasing any of our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                       , 2009.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or SEC, using the “shelf” registration process. Under the shelf registration process, the selling shareholders may sell from time to time the securities described in this prospectus in one or more offerings. We may, to the extent necessary, provide a prospectus supplement that will contain specific information about the selling shareholders and the terms of the offering. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities or to us. Any prospectus supplement may also add to, update or change information contained in this prospectus and, accordingly, to the extent inconsistent, the information in this prospectus is superseded by the information in the prospectus supplement. You should read this prospectus, any applicable prospectus supplement and the additional information incorporated by reference in this prospectus described below under “Where You Can Find More Information” and “Incorporation by Reference” before making an investment in our ordinary shares.

This prospectus omits certain information contained in the registration statement in accordance with the rules and regulations of the SEC and contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of the documents referred to herein have been filed, or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of the registration statement and those documents as described below under “Where You Can Find More Information.”

Neither the delivery of this prospectus nor any sale made under it implies that there has been no change in our affairs or that the information in this prospectus is correct as of any date after the date of this prospectus. You should not assume that the information in this prospectus, including any information incorporated in this prospectus by reference or any prospectus supplement or free writing prospectus prepared by us, is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

You should rely only on the information contained in or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell securities in any jurisdiction where the offer or sale of such securities is not permitted.

Unless stated or the context otherwise requires, references in this prospectus to “we,” “us” and “our” refer to Vantage Drilling Company and its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference certain forward-looking statements and we intend that such forward-looking statements be subject to the safe harbor provisions of the U.S. federal securities laws. When used, statements which are not historical in nature, including those containing words such as “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements. Among the factors that could cause actual results to differ materially are the risks and uncertainties described under “Risk Factors” and the following:

•	our limited operating history;

•	the adequacy and availability of additional financing;

•	general economic conditions, including the current recession and capital market crisis;

•	reduced expenditures by oil and natural gas exploration and production companies;

•	construction completion, delivery and commencement of operations dates;

•	our dependence on key personnel;

•	utilization rates and day rates;

•	competition within our industry;

•	termination of our customer contracts;

•	effects of new rigs and new technology on the market;

•	restrictions on offshore drilling;

•	identifying and completing acquisition opportunities;

•	contract awarding and commencement;

•	operating hazards in the oilfield service industry;

•	adequacy of insurance coverage in the event of a catastrophic event;

•	governmental, tax and environmental regulation;

•	operations in international markets;

•	potential conflicts of interest with F3 Capital and its affiliates; and

•	our inability to achieve our plans or carry out our strategy.

Many of these factors are beyond our ability to control or predict. Any, or a combination, of these factors could materially affect our future financial condition or results of operations and the ultimate accuracy of the forward-looking statements. These forward-looking statements are not guarantees of our future performance and our actual results and future developments may differ materially from those projected in the forward-looking statements. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements.

For a further list and description of various risks, relevant factors and uncertainties that could cause future results or events to differ materially from those expressed or implied in our forward-looking statements, see the “Risk Factors” section contained in this prospectus and the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” sections in the documents incorporated by reference in this prospectus. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

All forward-looking statements included or incorporated by reference in this prospectus are made only as of the date of this prospectus, and we do not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur, or of which we hereafter become aware. You should read this prospectus and the documents that we incorporate by reference into this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

CERTAIN DOCUMENTS INCORPORATED BY REFERENCE

We “incorporate by reference” into this prospectus some of the information that we file with the SEC, which means that we can disclose important information to you by referring you to those filings. Any information contained in future SEC filings that are incorporated by reference into this prospectus will automatically update this prospectus, and any information included directly in this prospectus updates and supersedes the information contained in past SEC filings incorporated by reference into this prospectus. The information incorporated by reference, as updated, is an important part of this prospectus. We incorporate by reference the following documents filed by us:

•

our annual report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 13, 2009, as amended by the Form 10-K/A (Amendment No. 1) filed on April 30, 2009 and by the Form 10-K/A (Amendment No. 2) filed on June 23, 2009;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 filed on May 8, 2009 and August 10, 2009, respectively;

•

our current reports on Form 8-K filed on January 15, 2009, February 9, 2009, February 20, 2009, March 4, 2009, March 9, 2009, April 16, 2009 (as amended by current report on Form 8-K/A filed on April 17, 2009), June 4, 2009, June 8, 2009, August 3, 2009, August 12, 2009, August 19, 2009, August 26, 2009 and August 27, 2009 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such current report on Form 8-K); and

•	the description of our units, ordinary shares and warrants in our registration statement on Form 8-A filed on June 6, 2008.

All documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the date of this prospectus and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities remaining unsold shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such document; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K herein by reference.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is or is deemed to be incorporated by reference into such document. In addition, we make available free of charge all documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Vantage Drilling Company

777 Post Oak Boulevard, Suite 610

Houston, Texas 77056

Attn: Investor Relations

(281) 404-4700

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and in accordance therewith we file reports, proxy statements and other information with the SEC.

You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For more information about the operation of the Public Reference Room, call the SEC at 1-800-SEC-0330. The SEC also maintains a free web site that contains reports, proxy and information statements, and other information about issuers who file electronically with the SEC. The Internet address of the SEC’s website is http://www.sec.gov. Our SEC filings are also available to the public on our website at http://www.vantagedrilling.com. Please note that information contained in our website, whether currently posted or posted in the future, is not a part of this prospectus or the documents incorporated by reference in this prospectus.

VANTAGE DRILLING COMPANY

Our primary business is to contract drilling units, related equipment and work crews primarily on a dayrate basis to drill oil and natural gas wells. We also provide construction supervision services for, and will operate and manage, drilling units owned by others. Through our fleet of nine owned and managed drilling units, we are a provider of offshore contract drilling services globally to major, national and large independent oil and natural gas companies.

As of the date of this prospectus, our fleet includes four ultra-premium jackup rigs, of which one is currently operating in Southeast Asia under a two year contract, another is operating in West Africa under a four month contract, one which we expect will be ready to commence operations in the fourth quarter of 2009, and one that is currently under construction with scheduled delivery in December 2009. We are purchasing a 45% ownership interest in an entity which owns an ultra-deepwater drillship that is expected to be delivered in November 2010. We also provide construction supervision for this drillship and expect to manage it upon delivery. Additionally, we have entered into construction supervision and operating management agreements for two other ultra-deepwater drillships. We also supervise the construction, and upon delivery, expect to manage the operation, of two ultra-deepwater semisubmersibles. These drillships are scheduled for delivery in July 2011 and June 2012, with the semisubmersibles scheduled for delivery in December 2010 and July 2011.

We are a Cayman Islands exempted company with principal executive offices in the U.S. located at 777 Post Oak Boulevard, Suite 610, Houston, Texas 77056. Our telephone number at that address is (281) 404-4700. We maintain a website on the Internet at http://www.vantagedrilling.com. The information on our website is not incorporated by reference into this prospectus or the registration statement of which it is a part and does not constitute a part of this prospectus.

RECENT DEVELOPMENTS

Financing of Aquamarine Driller

On August 26, 2009, we entered into a $100.0 million term loan facility. The proceeds from the term loan along with a portion of the proceeds from our recent equity offering were used to fund the construction, completion, commissioning, and initial start-up costs of the Aquamarine Driller.

The loan bears cash interest at 15% per annum, along with a pay-in-kind interest component. The loan matures five years from the closing date. We have two options to retire the loan from the lender, so long as no event of default has occurred and is continuing: (i) between September 1, 2011 and August 31, 2012, we may pay the lender all accrued and unpaid cash interest due on the loan plus $127.5 million; and (ii) between September 1, 2012 and August 31, 2014, we may pay the lender all accrued and unpaid cash interest due on the loan plus $140.0 million. In addition, there is a mandatory prepayment under the credit facility if there is (i) a sale or total loss of the Aquamarine Driller or (ii) a termination of any future charter arrangement or drilling contract relating to the Aquamarine Driller.

The lender holds a first priority security interest in the Aquamarine Driller and will be entitled to an assignment of our rights under any contracts relating to the Aquamarine Driller. The facility has a variety of covenants, including, financial covenants and administrative reporting requirements. The financial covenants include minimum levels of liquidity, debt service coverage and tangible net worth and maximum levels of leverage.

Financing of Topaz Driller

We are required to make the final payment of approximately $120.9 million to PPL for the Topaz Driller on December 31, 2009 or, if delivery occurs on an earlier date, the delivery date of the unit. To facilitate this, on

August 13, 2009, we entered into a non-binding term sheet with PPL for the financing of the Topaz Driller. Under the provisions of the term sheet, PPL will loan us approximately 85% of the outstanding balance owed to PPL on the Topaz Driller. As proposed, the loan from PPL would bear a fixed interest rate at either 12% per annum or 8% above PPL’s marginal borrowing cost, whichever is higher two days before the drawdown date of the loan, and will be repaid in 17 equal monthly installments. We will have the right to prepay the loan at any time, and the maturity date will be accelerated if we fail to make a monthly payment, the Topaz Driller is sold, or if the Topaz Driller is damaged to the point of being inoperable. The loan will be secured by the Topaz Driller and any sale of the Topaz Driller will require the consent of PPL.

Further, there are several conditions precedent prior to PPL’s advancement of any funds, including, among other things: (i) payment to PPL of the remaining 15% of the outstanding balance owed to PPL for the Topaz Driller, (ii) payment of PPL of an upfront fee in the amount of 4% of the total proposed loan; (iii) grant of an option to PPL for the purchase of the Topaz Driller for the amount outstanding under the proposed loan agreement if we default; (iv) evidence that the Topaz Driller has been successfully contracted to a customer, and the terms of any such contract are satisfactory to PPL; and (v) evidence that we have obtained supplemental financing to service the proposed loan, which when combined with the income from the contract for the Topaz Driller, is sufficient to cover all required payments to PPL under the proposed loan agreement.

RISK FACTORS

You should carefully consider the risk factors discussed below and evaluate all of the information included and incorporated by reference in this prospectus, and as further updated by annual, quarterly and other reports we file with the SEC after the date of this prospectus and that are incorporated by reference herein. Investing in our securities is speculative and involves significant risk. Any of these risks could impair our business, financial condition and operating results, could cause the trading price of our ordinary shares to decline or could result in a partial or total loss of your investment.

Risks Related to Our Business

Our business is difficult to evaluate due to a lack of operational history.

Our predecessor, Vantage Energy Services, Inc., was formed in September 2006 as a “special purpose acquisition company” for the purpose of making an acquisition in the oilfield services sector. In June 2008, Vantage Energy acquired Offshore Group Investment Limited and we became Vantage Drilling. Prior to the Emerald Driller commencing operations in February 2009, our operations were limited to the assumption of the construction contracts for four Baker Marine Pacific Class 375 ultra-premium jackup drilling rigs owned by Offshore Group Investment Limited. Because we have a limited operating history, you may not be able to evaluate our future prospects accurately, which will be dependent on our ability to successfully complete the construction of the jackups, obtain customer contracts and operate the jackups, and manage the third party drilling units we have been hired to operate and the success of our joint venture for the Platinum Explorer.

A material or extended decline in expenditures by oil and natural gas exploration and production companies due to a decline or volatility in oil and natural gas prices, a decrease in demand for oil and natural gas, or other factors, would adversely affect our business.

Our business depends on the level of activity in oil and natural gas exploration, development and production expenditures of our customers. Oil and natural gas prices and our customers’ expectations of potential changes in these prices significantly affect this level of activity. Commodity prices are affected by numerous factors, including the following:

•	changes in the global economic conditions, including the continuation of the current recession;

•	the demand for oil and natural gas;

•	the cost of exploring for, producing and delivering oil and natural gas;

•	expectations regarding future prices;

•	advances in exploration, development and production technology;

•	the ability of OPEC to set and maintain production levels and pricing;

•	the availability and discovery rate of new oil and natural gas reserves in offshore areas;

•	the rate of decline of existing and new oil and natural gas reserves;

•	the level of production in non-OPEC countries;

•	domestic and international tax policies;

•	the development and exploitation of alternative fuels;

•	weather;

•	the policies of various governments regarding exploration and development of their oil and natural gas reserves; and

•

the worldwide military and political environment, uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in significant oil and natural gas producing regions or further acts of terrorism.

Oil and natural gas prices were at historically high levels until experiencing a sharp decline during the second half of 2008 and the first quarter of 2009. Although oil and natural gas prices have recovered somewhat from their twelve month lows, this decline in commodity prices has caused companies exploring for and producing oil and natural gas to cancel or curtail their drilling programs, or reduce their levels of capital expenditures for exploration and production for a variety of reasons, including their lack of success in exploration efforts. Any reduction in the demand for drilling services may materially erode dayrates and utilization rates for drilling units, which would adversely affect our business, financial condition and results of operations and could have a significant negative impact on the market price of our securities.

We have substantial obligations to fund future capital expenditures of construction contracts and other arrangements related to the construction of our drilling fleet. We do not have commitments from financial institutions to finance these obligations, and failure to obtain financing will have a material adverse effect on our financial condition or require the issuance of additional ordinary shares, which may result in significant dilution to our existing shareholders.

We estimate our obligations under construction agreements and other arrangements for the construction of the Topaz Driller to be approximately $135.6 million due on December 31, 2009 or, if delivery occurs on an earlier date, the delivery date of the unit, and for our share of the Platinum Explorer to be approximately $281.3 million due in the fourth quarter of 2010. We have a term sheet, but not a binding commitment, to finance the costs attributable to the Topaz Driller. We have begun discussions to finance the Platinum Explorer, however the final terms and availability will be determined by market conditions in 2010. There can be no assurance that we will be able to successfully obtain financing on favorable terms, or at all. If we are unable to obtain, arrange or complete the financings for these obligations it will have a material adverse effect on our financial condition and results of operations and could require us to issue additional ordinary shares, which may result in significant dilution to our existing shareholders.

We have incurred substantial, and may incur additional, amounts of debt that may limit the cash flow available for operations and place us at a competitive disadvantage.

As of June 30, 2009, we had total outstanding debt of approximately $192.5 million. In August 2009, we incurred $100.0 million of indebtedness to fund the construction, completion, commissioning and initial start-up costs for the Aquamarine Driller. We may incur additional indebtedness to fund working capital, capital expenditures, or other needs in the near term. Our debt and the limitations imposed on us by our existing or future debt agreements could have significant consequences to you and your investment in our ordinary shares. For example, our level of indebtedness and the terms of the debt agreements may:

•

require us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, which would reduce the funds available for working capital, capital expenditures and other general corporate purposes;

•	limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and other investments, which may limit our ability to carry out our business strategy;

•	result in higher interest expense if interest rates increase and we have outstanding floating rate borrowings; or

•	heighten our vulnerability to downturns in business or in the general economy and restrict us from exploiting business opportunities or making acquisitions.

Each of these factors may have a material and adverse effect on our financial condition and viability.

Failure to obtain deliveries of the drilling units may have a material and adverse effect on our business.

At this time three of our jackup rigs have been delivered to us and two are operating, and we are currently marketing the other. Our fourth jackup rig, the Topaz Driller, may not be completed, completed in a timely manner or delivered to us. If these rigs are not successfully commissioned or delivered as expected, we expect that it will be more difficult to secure drilling contracts for the Aquamarine Driller or the Topaz Driller now or in the future. Any failure to obtain drilling contracts for any or all of the rigs may have a material and adverse effect on our results of operations and viability as a business.

We have construction supervision arrangements in place for the Platinum Explorer, another ultra-deepwater drillship, the Titanium Explorer, and a semi-submersible drilling unit but we are not a party to the construction contracts for these drilling units and do not have control over any arrangements between the owner and the shipyard. Although we have secured drilling and management contracts for these drilling units, these units may not be completed, completed in a timely manner, delivered to us upon completion of construction or acceptable to our customers. If we are unable to deliver these drilling units we will have to find replacement units that are acceptable to our customers. If we are unable to deliver these units or acceptable replacements, we may be required to pay damages to our customers and our business, financial condition, results of operations and future prospects will be materially adversely affected.

Our business is affected by local, national and worldwide economic conditions and the condition of the oil and natural gas industry.

Recent economic data indicates the rate of economic growth worldwide has declined significantly from the growth rates experienced in recent years. The consequences of a recession may include a lower level of economic activity, uncertainty regarding energy and commodity prices and reduced demand for oil and natural gas. In addition, current economic conditions may cause many oil and natural gas production companies to further reduce or delay expenditures in order to reduce costs, which in turn may cause a reduction in the demand for drilling services. If the recession is prolonged or worsens, our business and financial condition may be adversely impacted and we could become more vulnerable to further adverse general economic and industry conditions.

The current worldwide financial and credit crisis could lead to an extended worldwide economic recession and have a material adverse effect on our revenue and profitability.

The current worldwide financial and credit crisis has reduced the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide. The shortage of liquidity and credit combined with recent substantial losses in worldwide equity markets has led to an extended worldwide economic recession. A slowdown in economic activity caused by a recession has reduced worldwide demand for energy and resulted in lower oil and natural gas prices. Benchmark crude prices peaked at over $140 per barrel in July 2008 and then declined dramatically to approximately $45 per barrel at year-end. During 2009, the benchmark for crude prices has fluctuated between the mid $30’s per barrel and approximately $75 per barrel. Demand for our services depends on oil and natural gas industry activity and expenditure levels that are directly affected by trends in oil and natural gas prices. In addition, demand for our services is particularly sensitive to the level of exploration, development and production activity of and the corresponding capital spending by, oil and natural gas companies, including national oil companies. Any prolonged reduction in oil and natural gas prices could depress the near-term levels of exploration, development, and production activity. Perceptions of longer-term lower oil and natural gas prices by oil and natural gas companies could similarly reduce or defer major expenditures given the long-term nature of many large-scale development projects. Lower levels of activity result in a corresponding decline in the demand for our services, which could have a material adverse effect on our revenue and profitability. Additionally, these factors may adversely impact our financial position if they are determined to cause an impairment of our long-lived assets.

Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs, access to capital and may increase our cost of capital.

During the second half of 2008 and continuing in 2009, the financial markets experienced extreme volatility. Disruptions, uncertainty or volatility in the financial markets may limit our access to capital. In December 2008, we entered into an amendment to our credit facility that made approximately $259.2 million of the facility subject to syndication to other financial institutions, which our lenders were ultimately not able to syndicate. As a result, our lenders cancelled the unsyndicated portion of the credit facility in July 2009 and we may need to seek additional financing in order to complete our jackup rig construction program. The availability of additional financing will depend on a variety of factors including market and general economic conditions, the availability of capital, and the possibility that investors could develop a negative perception of our long or short term prospects. If we are not able to successfully obtain additional financing on favorable terms, or at all, or arrange a forbearance with the shipyard by the delivery date of the Topaz Driller, the shipyard could choose to retain possession and/or sell the rig.

Our industry is highly competitive, cyclical and subject to intense price competition. Due to our lack of operating history, we may be at a competitive disadvantage to our competitors.

The offshore contract drilling industry is highly competitive with contracts traditionally awarded on a competitive bid basis. The technical capabilities, availability and pricing of a drilling unit are often the primary factors in determining which qualified contractor is awarded a job. Other key factors include a contractor’s reputation for service, safety record, environmental record, technical and engineering support and long-term relationships with national and international oil and natural gas companies. Our competitors in the offshore contract drilling industry generally have larger, more diverse fleets, longer operating histories that have established safety and environmental records over a measurable period of time, experienced in-house technical and engineering support departments and long-term relationships with customers. This provides our competitors with competitive advantages that may adversely affect our efforts to contract the drilling units on favorable terms, if at all, and correspondingly negatively impact our financial position and results of operations. The offshore contract drilling industry, historically, has been very cyclical with periods of high demand, limited supply and high dayrates alternating with periods of low demand, excess supply and low dayrates. Periods of low demand and excess supply intensify competition in the industry and often result in some drilling units becoming idle for long periods of time. Our lack of operating history may put us at a competitive disadvantage and result in our drilling units being idle. Prolonged periods of low utilization and dayrates, or extended idle time, could result in the recognition of impairment charges on our drilling units if cash flow estimates, based upon information available to management at the time, indicate that the carrying value of the drilling units may not be recoverable.

New technology and/or products may cause our drilling units to become less competitive.

The offshore contract drilling industry is subject to the introduction of new drilling techniques and services using new technologies, some of which may be subject to patent protection. As competitors and others use or develop new technologies, we may be placed at a competitive disadvantage. Further, we may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Most of our competitors have greater financial, technical and personnel resources that will allow them to enjoy technological advantages and implement new technologies before we can. We cannot be certain that we will be able to implement new technology or products on a timely basis or at an acceptable cost. Thus, our ability to effectively use and implement new and emerging technology may have a material and adverse effect on our financial condition and results of operations.

Any ban of offshore drilling by any city, state, or nation, or by any governing body may have a material and adverse affect on our business.

Events in recent years have heightened environmental and regulatory concerns about the oil and natural gas industry. From time to time, governing bodies may propose legislation that would materially limit or prohibit offshore drilling in certain areas. To date, no proposals which would materially limit or prohibit offshore drilling in our expected areas of operation have been enacted into law. However, governing bodies may enact such laws in the future. If laws are enacted or other governmental action is taken that restrict or prohibit offshore drilling in our expected areas of operation we could be materially and adversely affected.

Agreements governing our indebtedness impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some actions.

The agreements governing our indebtedness impose significant operating and financial restrictions on us. In particular, our credit agreement and the Wayzata loan agreement contain restrictions which limit our ability to:

•	make investments and other restricted payments, including dividends;

•	incur or guarantee additional indebtedness;

•	create or incur liens;

•	receive dividend or other payments from our subsidiaries to us;

•	make capital expenditures;

•	access proceeds from drilling contracts to pay expenses above certain amount per day;

•	sell our assets or consolidate or merge with or into other companies; and

•	engage in transactions with affiliates.

These limitations are subject to a number of important qualifications and exceptions. Our existing credit agreement also requires us to maintain a minimum working capital ratio and fixed charge coverage ratio and the Wayzata loan agreement requires us to maintain a minimum debt service coverage ratio. Future credit facilities that we enter into may have additional financial covenants or tighter controls than our existing credit facility. Our compliance with these provisions may materially adversely affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund needed capital expenditures, finance our acquisitions, equipment purchases and development expenditures, or withstand a future downturn in our business.

If we are unable to comply with the restrictions and covenants in the agreements covering our indebtedness, there could be a default under the terms of these agreements, which could result in an acceleration of payment of funds that we have borrowed.

If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness or in current or future debt financing agreements, there could be a default under the terms of these agreements which could result in an acceleration of payment of funds that we have borrowed. Our ability to comply with these restrictions and covenants, including meeting financial ratios and tests, may be affected by events beyond our control. If a default occurs under these agreements, lenders could terminate their commitments to lend or accelerate the outstanding loans and declare all amounts borrowed due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, our assets might not be sufficient to repay in full all of our outstanding indebtedness, and we may not be able to find alternative financing. Even if we could obtain alternative financing, such financing might not be on terms that are favorable or acceptable. If we were unable to repay amounts borrowed, the holders of the debt could initiate a bankruptcy or liquidation proceeding.

Our financial condition may be adversely affected if we are unable to identify and complete future acquisitions, fail to successfully integrate acquired assets or businesses we acquire, or are unable to obtain financing for acquisitions on acceptable terms.

The acquisition of assets or businesses that we believe to be complementary to our drilling operations is an important component of our business strategy. We believe that acquisition opportunities may arise from time to time, and that any such acquisition could be significant. At any given time, discussions with one or more potential sellers may be at different stages. However, any such discussions may not result in the consummation of an acquisition transaction, and we may not be able to identify or complete any acquisitions. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our ordinary shares. Our business is capital intensive and any such transactions could involve the payment by us of a substantial amount of cash. We may need to raise additional capital through public or private debt or equity financings to execute our growth strategy and to fund acquisitions. Adequate sources of capital may not be available when needed on favorable terms. If we raise additional capital by issuing additional equity securities, existing shareholders may be diluted. If our capital resources are insufficient at any time in the future, we may be unable to fund acquisitions, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business.

Any future acquisitions could present a number of risks, including:

•	the risk of incorrect assumptions regarding the future results of acquired operations;

•	the risk of failing to integrate the operations or management of any acquired operations or assets successfully and timely; and

•	the risk of diversion of management’s attention from existing operations or other priorities.

If we are unsuccessful in completing acquisitions of other operations or assets, our financial condition could be adversely affected and we may be unable to implement an important component of our business strategy successfully. In addition, if we are unsuccessful in integrating our acquisitions in a timely and cost-effective manner, our financial condition and results of operations could be adversely affected.

Construction projects are subject to risks, including delays and cost overruns, which could have an adverse impact on our available cash resources and results of operations.

As part of our growth strategy we will contract from time to time for the construction of drilling units. We currently have one jackup rig under construction. Additionally, we will oversee and manage the construction of three ultra-deepwater drillships and two ultra-deepwater semisubmersibles for third parties. Our construction projects are subject to the risks of delay or cost overruns inherent in any large construction project, including costs or delays resulting from the following:

•	unexpected long delivery times for, or shortages of, key equipment, parts and materials;

•	shortages of skilled labor and other shipyard personnel necessary to perform the work;

•	unforeseen increases in the cost of equipment, labor and raw materials, particularly steel;

•	unforeseen design and engineering problems;

•	unanticipated actual or purported change orders;

•	work stoppages;

•	latent damages or deterioration to hull, equipment and machinery in excess of engineering estimates and assumptions;

•	failure or delay of third-party service providers and labor disputes;

•	disputes with shipyards and suppliers;

•	delays and unexpected costs of incorporating parts and materials needed for the completion of projects;

•	financial or other difficulties at shipyards;

•	adverse weather conditions; and

•	inability to obtain required permits or approvals.

We may experience delays and costs overruns in the construction of these drilling units due to certain of the factors listed above. Any delays could put at risk our planned arrangements to commence operations on schedule and subject us to penalties for such failure.

Significant cost overruns or delays would adversely affect our financial condition and results of operations. Additionally, capital expenditures for these projects could exceed our planned capital expenditures. Failure to complete a construction project on time may, in some circumstances, result in the delay, renegotiation or cancellation of a drilling contract.

There may be limits to our ability to mobilize drilling units between geographic markets and the time and costs of such drilling unit mobilizations may be material to our business.

The offshore contract drilling market is generally a global market as drilling units may be mobilized from one market to another market. However, geographic markets can, from time to time, have material fluctuations in costs and risks as the ability to mobilize drilling units can be impacted by several factors including, but not limited to, governmental regulation and customs practices, the significant costs to move a drilling unit, availability of tow boats, weather, political instability, civil unrest, military actions, and the technical capability of the drilling units to operate in various environments. Additionally, while a drilling unit is being mobilized from one geographic market to another, we may not be paid by our customer for the time it is out of service or may mobilize the drilling unit without a customer contract which will result in a lack of revenues that may be material to our results of operations and financial position.

Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues.

We do not expect operating and maintenance costs to necessarily fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in dayrates. However, costs for operating a drilling unit are generally fixed or only semi-variable regardless of the dayrate being earned. In addition, should the drilling units incur idle time between contracts, we would typically maintain the crew to prepare the drilling unit for its next contract and would not reduce costs to correspond to the decrease in revenue. During times of moderate activity, reductions in costs may not be immediate as the crew may be required to prepare the drilling units for stacking, after which time the crew will be reduced to a level necessary to maintain the drilling unit in working condition with the extra crew members assigned to active drilling units or dismissed. In addition, as drilling units are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. Equipment maintenance expenses fluctuate depending upon the type of activity the unit is performing and the age and condition of the equipment. Contract preparation expenses vary based on the scope and length of contract preparation required and the duration of the firm contractual period over which such expenditures are amortized.

The loss of some key executive officers and employees could negatively impact our business prospects.

Our future operational performance depends to a significant degree upon the continued service of key members of management as well as marketing, sales and operations personnel. The loss of one or more of our key personnel would have a material adverse effect on our business. We believe our future success will also depend in large part upon our ability to attract, retain and further motivate highly skilled management, marketing, sales and operations personnel. We have experienced intense competition for personnel, and we cannot assure that we will be able to retain our key employees or that we will be successful in attracting, assimilating and retaining personnel in the future.

Failure to employ a sufficient number of skilled workers or an increase in labor costs could hurt our operations.

We require skilled personnel to operate and provide technical services to, and support for, our drilling units. In periods of increasing activity and when the number of operating units in our areas of operation increases, either because of new construction, re-activation of idle units or the mobilization of units into the region, shortages of qualified personnel could arise, creating upward pressure on wages and difficulty in staffing. The shortages of qualified personnel or the inability to obtain and retain qualified personnel also could negatively affect the quality and timeliness of our work. In addition, our ability to expand our operations depends in part upon our ability to increase the size of our skilled labor force.

Market conditions may dictate that we enter into contracts that provide for payment based on a footage or turnkey basis, rather than on a dayrate basis, which could have a material adverse impact on our financial position and result of operations.

During cyclical periods of depressed market conditions, a customer may no longer need a drilling unit that is currently under contract or may be able to obtain a comparable drilling unit at a lower daily rate. As a result, our potential customers may seek to renegotiate the terms of their existing drilling contracts or avoid their obligations under those contracts. In addition, our customers may have the right to terminate, or may seek to renegotiate, existing contracts if we experience downtime, operational problems above the contractual limit or safety related issues, if the drilling unit is a total loss or in other specified circumstances. Some of our contracts may in the future include terms allowing our customers to terminate contracts without cause, with little or no prior notice and without penalty or early termination payments. In addition, we could be required to pay penalties, which could be material, if some of our contracts with our customers are terminated due to downtime or operational problems. We may enter into contracts that are cancelable at the option of the customer upon payment of a penalty, which may not fully compensate us for the loss of the contract. Early termination of a contract may result in a drilling unit being idle for an extended period of time. The likelihood that a customer may seek to terminate a contract is increased during periods of market weakness.

While we plan to perform our services on a dayrate basis, market conditions may dictate that we enter into contracts that provide for payment based on a footage basis, whereby we are paid a fixed amount for each foot drilled regardless of the time required or the problems encountered in drilling the well, or enter into turnkey contracts, whereby we agree to drill a well to a specific depth for a fixed price and bear some of the well equipment costs. These types of contracts are more risky than a dayrate contract as we would be subject to downhole geologic conditions in the well that cannot always be accurately determined and subject us to greater risks associated with equipment and downhole tool failures. Unfavorable downhole geologic conditions and equipment and downhole tool failures may result in significant cost increases or may result in a decision to abandon a well project which would result in us not being able to invoice revenues for providing services. Such unfavorable costs increases or loss of revenue could have a material adverse impact on our financial position and result of operations.

Customers may be unable or unwilling to indemnify us.

Consistent with standard industry practice, our customers will generally assume and indemnify us against well control and subsurface risks under dayrate contracts. These risks are those associated with the loss of control of a well, such as blowout or cratering, the cost to regain control or redrill the well and associated pollution. We may not be able to obtain agreements from customers to indemnify us for such damages and risks. Additionally, even if our customers agree to indemnify us, there can be no assurance that they will necessarily be financially able to indemnify us against all of these risks.

Our business involves numerous operating hazards, and our insurance may not be adequate to cover our losses.

Our operations will be subject to the usual hazards inherent in the drilling and operation of oil and natural gas wells, such as blowouts, reservoir damage, loss of production, loss of well control, punchthroughs, craterings, fires and pollution. The occurrence of these events could result in the suspension of drilling or production operations, claims by the operator, severe damage to, or destruction of, the property and equipment involved, injury or death to drilling unit personnel and environmental damage. We may also be subject to personal injury and other claims of drilling unit personnel as a result of our drilling operations. Operations also may be suspended because of machinery breakdowns, abnormal operating conditions, failure of subcontractors to perform or supply goods or services and personnel shortages.

In addition, our operations will be subject to perils peculiar to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. Severe weather could have a material adverse effect on our operations. Our drilling units could be damaged by high winds, turbulent seas, or unstable sea bottom conditions which could potentially cause us to curtail operations for significant periods of time until such damages are repaired.

Damage to the environment could result from our operations, particularly through oil spillage or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by oil and natural gas companies and other businesses operating offshore and in coastal areas. Insurance policies and contractual rights to indemnity may not adequately cover losses, and we may not have insurance coverage or rights to indemnity for all risks. Moreover, pollution and environmental risks generally are not fully insurable.

If a significant accident or other event resulting in damage to our drilling units, including severe weather, terrorist acts, war, civil disturbances, pollution or environmental damage, occurs and is not fully covered by insurance or a recoverable indemnity from a customer, it could adversely affect our financial condition and results of operations.

Our insurance coverage may not be adequate if a catastrophic event occurs.

As a result of the number of catastrophic events in the contract offshore drilling industry in recent years, such as hurricanes in the Gulf of Mexico, insurance underwriters have increased insurance premiums and increased restrictions on coverage and have made other coverages unavailable.

While we will attempt to obtain, and believe we can obtain, reasonable policy limits of property, casualty, liability, and business interruption insurance, including coverage for acts of terrorism, with financially sound insurers, we cannot guarantee that our policy limits for property, casualty, liability, and business interruption insurance, including coverage for severe weather, terrorist acts, war, civil disturbances, pollution or environmental damage, would be adequate should a catastrophic event occur related to our property, plant or equipment, or that our insurers would have adequate financial resources to sufficiently or fully pay related claims or damages. When any of our coverage expires, we cannot guarantee that adequate replacement coverage will be available, offered at reasonable prices, or offered by insurers with sufficient financial soundness. The occurrence of an incident or incidents affecting any one or more of our drilling units could have a material adverse effect on our financial position and future results of operations if asset damage and/or company liability was to exceed insurance coverage limits or if an insurer was unable to sufficiently or fully pay related claims or damages.

Our business is subject to numerous governmental laws and regulations, including those that may impose significant costs and liability on us for environmental and natural resource damages.

Many aspects of our operations are affected by governmental laws and regulations that may relate directly or indirectly to the contract drilling and well servicing industries, including those requiring us to control the discharge of oil and other contaminants into the environment or otherwise relating to environmental protection. Our operations and activities in the United States and its territorial waters will be subject to numerous environmental laws and regulations, including the Oil Pollution Act of 1990, the Outer Continental Shelf Lands Act, the Comprehensive Environmental Response, Compensation and Liability Act and the International Convention for the Prevention of Pollution from Ships. Additionally, other countries where we operate have environmental laws and regulations covering the discharge of oil and other contaminants and protection of the environment in connection with operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and even criminal penalties, the imposition of remedial obligations, the denial or revocation of permits or other authorizations and the issuance of injunctions that may limit or prohibit our operations. Laws and regulations protecting the environment have become more stringent in recent years and may in certain circumstances impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others or for acts that were in compliance with all applicable laws at the time the acts were performed. The application of these requirements, the modification of existing laws or regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and natural gas could materially limit future contract drilling opportunities or materially increase our costs or both. In addition, we may be required to make significant capital expenditures to comply with laws and regulations.

Changes in tax laws, treaties or regulations, effective tax rates or adverse outcomes resulting from examination of our tax returns could adversely affect our financial results.

Our future effective tax rates could be adversely affected by changes in tax laws, treaties or regulations both domestically and internationally. Tax laws, treaties and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings. If any country successfully challenges our income tax filings based on our operational structure there, or if we otherwise lose a material dispute, our effective tax rate on worldwide earnings could increase substantially and our financial results could be materially adversely affected.

Our international operations are subject to additional political, economic, and other uncertainties not generally associated with domestic operations.

A primary component of our business strategy is to operate in international oil and natural gas producing areas. Our international operations will be subject to a number of risks inherent in any business operating in foreign countries, including:

•	political, social and economic instability, war and acts of terrorism;

•	potential seizure, expropriation or nationalization of assets;

•	damage to our equipment or violence directed at our employees, including kidnappings;

•	piracy;

•	increased operating costs;

•	complications associated with repairing and replacing equipment in remote locations;

•	repudiation, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage in certain areas;

•	import-export quotas;

•	confiscatory taxation;

•	work stoppages;

•	unexpected changes in regulatory requirements;

•	wage and price controls;

•	imposition of trade barriers;

•	imposition or changes in enforcement of local content laws;

•	restrictions on currency or capital repatriations;

•	currency fluctuations and devaluations; and

•	other forms of government regulation and economic conditions that are beyond our control.

Our financial condition and results of operations could be susceptible to adverse events beyond our control that may occur in the particular country or region in which we are active. Additionally, we may experience currency exchange losses where revenues are received and expenses are paid in nonconvertible currencies or where we do not hedge our exposure to a foreign currency. We may also incur losses as a result of an inability to collect revenues because of a shortage of convertible currency available to the country of operation, controls over currency exchange or controls over the repatriation of income or capital.

Many governments favor or effectively require that drilling contracts be awarded to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may result in inefficiencies or put us at a disadvantage when bidding for contracts against local competitors.

Our contract drilling operations will be subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the equipment and operation of drilling units, currency conversions and repatriation, oil and natural gas exploration and development, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of units and other equipment. Governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and natural gas and other aspects of the oil and natural gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and natural gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems which are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

Compliance with, or a breach of, environmental laws can be costly and could limit our operations.

Our operations will be subject to regulations that require us to obtain and maintain specified permits or other governmental approvals, control the discharge of materials into the environment, require the removal and cleanup of materials that may harm the environment or otherwise relate to the protection of the environment. Laws and regulations protecting the environment have become more stringent in recent years, and may in some cases impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Some of these laws and regulations may expose us to liability for the conduct of, or conditions caused by, others or for acts that were in compliance with all applicable laws at the time they were performed. The application of these requirements, the modification of existing laws or regulations or the adoption of new requirements could have a material adverse effect on our financial condition and results of operations.

Risks Related to Ordinary Shares

Because F3 Capital holds a significant interest in us, the influence of our public shareholders over significant corporate actions will be limited.

As of October 21, 2009, we believe F3 Capital beneficially owns approximately 47.0% of our issued and outstanding ordinary shares, including ordinary shares that may be acquired upon exercise of currently exercisable warrants and ordinary shares issuable, subject to shareholder approval at our upcoming extraordinary meeting of shareholders, under certain convertible notes held by F3 Capital. F3 Capital is owned by one of our directors. Under Cayman Islands law and our organizational documents, the holder of a majority of our outstanding ordinary shares may elect all of our directors at our annual meeting. In addition, the holder of a majority of our outstanding shares may, at any time, execute a consent to remove our directors and replace them with its nominee. Accordingly, F3 Capital has the ability to control all matters that might be submitted to our shareholders for a vote, including matters such as the election of our directors, control over our business, policies and affairs.

Additional sales of our ordinary shares or warrants by F3 Capital, or our employees, or issuances by us in connection with future acquisitions or otherwise could cause the price of our securities to decline.

If F3 Capital sells a substantial number of our ordinary shares in the future, the market price of our ordinary shares could decline. The perception among investors that these sales may occur could produce the same effect. Execution of our business strategy will require substantial additional capital. To fulfill these capital requirements, we could issue additional ordinary shares, which would have the effect of diluting your percentage ownership of our ordinary shares and could cause the price of our ordinary shares to decline. If we were to include ordinary shares in a registration statement initiated by us, those additional shares could impair our ability to raise needed capital by depressing the price at which we could sell our ordinary shares.

Our related party transactions with F3 Capital and its affiliates may cause conflicts of interests that may adversely affect our ability to operate our business.

We have entered into and may, in the future, enter into various transactions and agreements with F3 Capital and its affiliates. We believe that the transactions and agreements that we have entered into with F3 Capital are on terms that are at least as favorable to us as could reasonably have been obtained at such time from third parties. However, these relationships could create, or appear to create, potential conflicts of interest when our board of directors is faced with decisions that could have different implications for us and F3 Capital or its affiliates. The appearance of conflicts, even if such conflicts do not materialize, might adversely affect the public’s perception of us, as well as our relationship with other companies and our ability to enter into new relationships in the future, which could have a material adverse effect on our ability to do business. In addition, conflicts of interest may arise between us, our shareholders and F3 Capital and its affiliates. In resolving these conflicts of interest, F3 Capital may favor its own interest and the interests of its affiliates over the interests of our shareholders. These conflicts include, among others, the following:

•	F3 Capital has no fiduciary duty to make decisions in the best interest of us and our shareholders;

•	F3 Capital is entitled to vote its ordinary shares in accordance with its own interest, which may be contrary to the interests of other shareholders; and

•	F3 Capital and its other affiliates are not limited in their ability to compete with us and are not obligated to offer us business opportunities or to offer to sell additional assets to us.

We have no plans to pay regular dividends on our ordinary shares, so investors in our ordinary shares may not receive funds without selling their shares.

We do not intend to declare or pay regular dividends on our ordinary shares in the foreseeable future. Instead, we generally intend to invest any future earnings in our business. Subject to Cayman Islands law, our board of directors will determine the payment of future dividends on our ordinary shares, if any, and the amount of any dividends in light of any applicable contractual restrictions limiting our ability to pay dividends, our earnings and cash flows, our capital requirements, our financial condition and other factors our board of directors deems relevant. Our credit agreement restricts our ability to pay dividends or other distributions on our equity securities. Accordingly, shareholders may have to sell some or all of their ordinary shares in order to generate cash flow from their investment. Shareholders may not receive a gain on their investment when they sell our ordinary shares and may lose the entire amount of their investment.

Our historic stock price has been volatile and the future market price for our ordinary shares could continue to be volatile.

The public market for our ordinary shares has historically been volatile. Any future market price for our shares is likely to continue to be volatile. Since June 30, 2008, our ordinary shares have traded at prices as low as $0.60 per share and as high as $8.77 per share. This price volatility may make it more difficult for you to sell your ordinary shares when you want and/or at prices you find attractive. We do not know of any one particular factor that has caused the volatility in our share price. However, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. Broad market factors and the investing public’s negative perception of our business may reduce our share price, regardless of our operating performance. A decline in the market price of our ordinary shares could cause you to lose some or all of your investment in us.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. courts may be limited.

We are an exempted company incorporated under the laws of the Cayman Islands, and substantially all of our assets are, and will continue to be, located outside the United States. In addition, some of our directors and executive officers are nationals or residents of jurisdictions other than the United States and, all or a substantial portion of, their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the U.S. courts against our directors or executive officers.

Our corporate affairs will be governed by our memorandum and articles of association, the Companies Law (2009 Revision) (as the same may be supplemented or amended from time to time, the “Companies Law”), and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are, to a large extent, governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British Overseas Territories such as the Cayman Islands and certain other British Commonwealth jurisdictions) are binding on the lower courts of the Cayman Islands. Decisions of the English courts, and particularly the House of Lords and the Court of Appeal are generally persuasive authority, but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The Cayman Islands courts are also unlikely to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. federal securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. While there is no binding authority on the point, this is likely to include, in certain circumstances, a non-penal judgment of a U.S. Court imposing a monetary award based on the civil liability provisions of the U.S. federal securities laws. The Grand Court of the Cayman Islands (the highest appellate court in the Cayman Islands) may stay proceedings if concurrent proceedings are being brought elsewhere.

Certain differences in corporate law in the Cayman Islands and the United States could discourage or prevent our acquisition.

Cayman Islands companies are governed by, among others laws, the Companies Law. The Companies Law is modeled on English law but does not follow recent English law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. In certain circumstances, the Companies Law allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that it is facilitated by the laws of that other jurisdiction). Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction and amalgamation of companies in certain circumstances, commonly referred to in the Cayman Islands as a “scheme of arrangement” that facilitate a transaction which may be tantamount to a merger, reconstructions or amalgamations. Schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies. In the event that these statutory provisions are used (which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

Also, when a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

If a scheme of arrangement or takeover offer is approved as described above, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, an asset acquisition or control or through contractual arrangements.

Shareholders’ Suits. Our Cayman Islands counsel is not aware of any reported class action having been successfully brought in a Cayman Islands court. However, derivative actions have been brought in the Cayman Islands, and the Cayman Islands courts have confirmed their availability. In principle, we will normally be the proper plaintiff and a claim against us (for example) or our officers or directors may not be brought by a shareholder. Exceptions to the foregoing principle may apply in circumstances where:

•	we are acting or proposing to act illegally or beyond the scope of our authority;

•	the act complained of, although not beyond the scope of our authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•	the alleged wrongdoers are in control of us and there is a prima facie case against them and/or are otherwise perpetrating a “fraud on the majority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Holders of our ordinary shares may have difficulty obtaining or enforcing a judgment against us because we are incorporated under the laws of the Cayman Islands.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment:

•	is given by a foreign court of competent jurisdiction;

•	imposes on the judgment debtor a liability to pay a liquidated sum (or in certain limited circumstances, orders that the defendant do or refrain from doing a certain thing);

•	is final;

•	is not in respect of taxes, a fine or a penalty; and

•	was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

While there is no binding judicial authority on the point, it is likely that this would include a non-penal judgment of a U.S. court imposing a monetary award based on the civil liability provisions of the U.S. federal securities laws (provided the above conditions were also satisfied).

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling shareholders. The selling shareholders named in this prospectus will pay any underwriting fees, discounts and commissions, along with any fees and expenses of underwriter’s counsel and certain of the selling shareholders’ out-of-pocket expenses, incurred in connection with their sale of shares registered under this prospectus. We will bear all other costs, fees and expenses incurred by us, or by the selling shareholders, in effecting the registration, offer and sale of the shares covered by this prospectus.

SELLING SHAREHOLDERS

This prospectus relates to the offer and sale from time to time by the holders of up to 18,140,964 of our ordinary shares. Each of these shareholders represented to us at the time of purchase that it was acquiring the shares in the ordinary course of business and for its own account, and that it did not have any agreement or understanding with any person or entity to distribute any of the shares purchased.

The term “selling shareholders” also includes any transferees, pledges, donees or other successors in interest to any of the selling shareholders named in the table below. Information concerning the selling shareholders may change from time to time, information regarding any additional selling shareholders who purchased their shares in the private placement may be added and any changes and the names of the transferees, pledges, donees and other successors in interest will be set forth in supplements to this prospectus as required.

Except for Paul A. Bragg, Christopher G. DeClaire, Jorge Estrada, Marcelo Guiscardo, John O’Leary and John Russell, none of the selling shareholders or any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

Information regarding the selling shareholders may change from time to time and any changed information will be set forth in prospectus supplements or amendments to the registration statement of which this prospectus is a part, if and when necessary.

The following table sets forth certain information regarding the selling shareholders’ ownership of our ordinary shares as of October 21, 2009, and as adjusted to reflect the assumed sale by the selling shareholders of all of our ordinary shares acquired by the selling shareholders in this offering. The information in the table is based on information provided by or on behalf of the selling shareholders.

	Ordinary Shares Beneficially Owned Before the Offering		Number of Shares Being Offered	Ordinary Shares Beneficially Owned After the Offering (1)
Selling Shareholder	Number of Shares	Percentage of Total Voting Power (2)		Number of Shares	Percentage of Total Voting Power (2)
MSD Energy Investments, L.P. (3)	2,285,714	1.4%	2,285,714	—	—
Libra Fund LP (4)	1,942,857	1.2%	1,942,857	—	—
Libra Offshore Master Fund LP (4)	342,857	*	342,857	—	—
Teton Capital Partners, L.P. (5)	2,214,287	1.3%	2,214,287	—	—
Iroquois Master Fund Ltd (6)	642,857	*	642,857	—	—
Lake Union Capital (7)	2,357,143	1.4%	2,357,143	—	—
Helen Esposito	30,000	*	30,000	—	—
Phyllis Esposito	65,000	*	65,000	—	—
Mechele Plotkin Flaum	15,000	*	15,000	—	—
Sander Flaum	30,000	*	30,000	—	—
Cynthia Kohn	30,000	*	30,000	—	—
John F. Kohn	15,000	*	15,000	—	—
George Hatsopoulos	22,000	*	22,000	—	—
Ironman Energy Master Fund (8)	500,000	*	500,000		—
The Thunen Family Trust (9)	35,000	*	35,000	—	—
Mackenzie Financial Corporation (10)	2,142,857	1.3%	2,142,857	—	—
Chilton Global Natural Resources Partners, L.P. (11)	1,785,714	1.1%	1,785,714	—	—
Westlake Securities, L.L.C. (12)	371,429	*	371,429	—	—
Paul Bragg (13)	4,324,246	2.4%	602,409	3,721,837	2.0%
Christopher DeClaire (14)	2,439,996	1.3%	602,409	1,837,587	1.0%
Jorge Estrada (15)	1,921,204	1.1%	301,204	1,620,000	*
Marcelo Guiscardo (16)	2,222,409	1.2%	602,409	1,620,000	*
John O’Leary (17)	2,527,909	1.4%	602,409	1,925,500	*
Ecleto Partners, L.P. (18)	602,409	*	602,409	—	—

*	Represents less than 1%.
(1)	Assumes the sale of all ordinary shares that may be sold by that individual selling shareholder under this prospectus.
(2)	Based upon 182,052,639 ordinary shares issued and outstanding as of October 21, 2009.
(3)	Represents securities owned by MSD Energy Investments, L.P. MSD Capital, L.P. is the general partner of MSD Energy and may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by MSD Energy. MSD Capital Management LLC is the general partner of MSD Capital and may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by MSD Capital. Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of MSD Capital Management and may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by MSD Capital Management. Each of Messrs. Fuhrman, Phelan and Lisker disclaim beneficial ownership of such securities, except to the extent of the pecuniary interest of such person in such securities.
(4)	Ranjan Tandon, the control person of Libra Advisors, LLC, the general partner of these selling shareholders, exercises voting and investment authority over the ordinary shares held by these selling shareholders.

(5)	Quincy Lee, as the Manager of this selling shareholder’s general partner, exercises voting and investment authority over the ordinary shares held by this selling shareholder.
(6)	Joshua Silverman exercises voting and investment authority over the ordinary shares held by this selling shareholder.
(7)	Michael Self, as the Managing Member and Portfolio Manager of this selling shareholder, exercises voting and investment authority over the ordinary shares held by this selling shareholder.
(8)	G. Bryan Dutt, as the Managing Director of this selling shareholder, exercises voting and investment authority over the ordinary shares held by this selling shareholder.
(9)	Garret G. Thunen and Carol Thunen, as the trustees of this selling shareholder, exercise voting and investment authority over the ordinary shares held by this selling shareholder.
(10)	Benoit Geravis, as the Vice President, Investments of this selling shareholder, exercises voting and investment authority over the ordinary shares held by this selling shareholder.
(11)	Leigh Goehring, the Managing Director of Chilton Investment Company, LLC, the general partner of this selling shareholder, exercises voting and investment authority over the ordinary shares held by this selling shareholder.
(12)	Includes 371,429 shares issuable upon exercise of warrants. Michael McAllister, chief executive officer of this selling shareholder, exercises voting and investment authority over the ordinary shares held by this selling shareholder.
(13)	Mr. Bragg is the Chairman of our Board of Directors and our Chief Executive Officer. Includes 311,400 unvested shares of restricted stock granted to Mr. Bragg pursuant to the Vantage Drilling Company 2007 Long-Term Incentive Compensation Plan (the “2007 Plan”), 945,000 ordinary shares that may be acquired upon exercise of warrants that are currently exercisable and 750,000 ordinary shares that Mr. Bragg transferred for estate planning purposes to the Paul A. Bragg 2007 Annuity Trust, a grantor retained annuity trust for the benefit of family and friends.
(14)	Mr. DeClaire is a member of our Board of Directors and our Vice President and Secretary. Includes 137,638 unvested shares of restricted stock granted to Mr. DeClaire pursuant to the 2007 Plan and 546,000 ordinary shares that may be acquired upon exercise of warrants that are currently exercisable. Excludes 60,000 warrants that are owned by Mr. DeClaire’s spouse.
(15)	Mr. Estrada is a member of our Board of Directors. Includes 486,000 ordinary shares that may be acquired upon exercise of warrants that are currently exercisable.
(16)	Mr. Guiscardo is a member of our Board of Directors. Includes 486,000 ordinary shares that may be acquired upon exercise of warrants that are currently exercisable.
(17)	Mr. O’Leary is a member of our Board of Directors. Includes 275,500 unvested shares of restricted stock granted to Mr. O’Leary pursuant to the 2007 Plan and 486,000 ordinary shares that may be acquired upon exercise of warrants that are currently exercisable.
(18)	John R. Russell, a member of our Board of Directors, exercises voting and investment authority over the ordinary shares held by this selling shareholder.

PLAN OF DISTRIBUTION

Each selling shareholder (together, the “Selling Shareholders”) of the ordinary shares and any of their pledges, assignees and successors-in-interest may, from time to time, sell any or all of their ordinary shares on the NYSE Amex or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Shareholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	any exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Shareholders may also sell shares under Rule 144 under the Securities Act if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of any agency transaction not in excess of a customary brokerage commission in compliance with National Association of Securities Dealers, Inc. (“NASD”) Rule 2440; and, in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with the sale of the ordinary shares or interests therein, the Selling Shareholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ordinary shares in the course of hedging the positions they assume. The Selling Shareholders may also sell ordinary shares short and deliver these securities to close out their short positions, or loan or pledge the ordinary shares to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Shareholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the ordinary shares. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses that are incurred in connection with the registration of the shares. We have agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the Selling Shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each Selling Shareholder has advised us that they have not entered into any writer or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting connection with the proposed sale of the resale shares by the Selling Shareholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which shares may be resold by the Selling Shareholders without registration and without regard to any volume limitations by reason of Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the ordinary shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the ordinary shares by the Selling Shareholders or any other person. We will make copies of this prospectus available to the Selling Shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the ordinary shares offered hereby will be passed upon by our Cayman Islands counsel, Maples and Calder.

EXPERTS

Our consolidated balance sheets as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and cash flow for each of the two years in the period ended December 31, 2008 and from inception (September 8, 2006) to December 31, 2008 incorporated in this registration statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2008 have been audited by UHY LLP, independent registered public accounting firm, as stated in their report appearing therein and are incorporated in reliance of the report of such firm given on the authority of said firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses that we will pay in connection with the issuance and distribution of the securities described in this Registration Statement. Other than the registration fee, each amount shown is an estimate.

Securities and Exchange Commission Registration Fee	$1,671
Transfer Agent and Registrar Fees and Expenses	$1,600
Accounting Fees and Expenses	$5,000
Legal Fees and Expenses	$10,000
Miscellaneous Expenses	$5,000

Total Expenses	$23,271

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud, willful default, willful neglect, dishonesty or the consequences of committing a crime. Our memorandum and articles of association provide for indemnification of our officers and directors for any liability incurred in their capacities as such, except through their own actual fraud or willful default.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

The limitation of liability and indemnification provisions in our memorandum and articles of association may discourage securityholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our securityholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

ITEM 16.	EXHIBITS.

The following is a list of all exhibits filed as a part of this Registration Statement, including those incorporated by reference in this Registration Statement.

Exhibit No.	Description

5.1	Opinion of Maples and Calder †

23.1	Consent of UHY LLP, Independent Registered Certified Public Accounting Firm †

23.2	Consent of Maples and Calder (included in opinion as filed as Exhibit 5.1)

24.1	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Registration Statement on Form S-3, File No. 160477, filed on July 8, 2009)

†	Filed herewith.

ITEM 17.	UNDERTAKINGS.

We hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the registration statement is on Form S-3 (§ 239.13 of this chapter) and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by us pursuant to Section 13 and Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of this registration statement, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in the registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(7) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Exchange Act of 1934 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on October 23, 2009.

VANTAGE DRILLING COMPANY

By:	/s/ PAUL A. BRAGG
Name:	Paul A. Bragg
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/S/ PAUL A. BRAGG Paul A. Bragg	Chief Executive Officer and Director (Principal Executive Officer)	October 23, 2009

/S/ DOUGLAS G. SMITH Douglas G. Smith	Chief Financial Officer and Treasurer (Principal Financial Officer)	October 23, 2009

/S/ EDWARD G. BRANTLEY Edward G. Brantley	Chief Accounting Officer (Principal Accounting Officer)	October 23, 2009

/S/ CHRISTOPHER G. DECLAIRE Christopher G. DeClaire	Vice President and Director	October 23, 2009

* Jorge E. Estrada	Director	October 23, 2009

* Robert Grantham	Director	October 23, 2009

* Marcelo D. Guiscardo	Director	October 23, 2009

* John C.G. O’Leary	Director	October 23, 2009

* John R. Russell	Director	October 23, 2009

* Hsin-Chi Su	Director	October 23, 2009

* Steinar Thomassen	Director	October 23, 2009

/S/ CHRIS E. CELANO *By: Chris E. Celano, as attorney in fact		October 23, 2009

EXHIBIT INDEX

Exhibit No.	Description

5.1	Opinion of Maples and Calder †

23.1	Consent of UHY LLP, Independent Registered Certified Public Accounting Firm †

23.2	Consent of Maples and Calder (included in opinion as filed as Exhibit 5.1)

24.1	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Registration Statement on Form S-3, File No. 160477, filed on July 8, 2009)

†	Filed herewith.